Dejour Successfully Completes Woodrush Oil Well Tie In

VANCOUVER, British Columbia--(BUSINESS WIRE)—January 26, 2015 --Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, updates current development progress underway at the Woodrush/Hunter Project (“Woodrush”) in NE British Columbia.

Dejour has successfully tied into production the B-100 Halfway oil step out well and the A-100 Gething gas well from the recently completed 2014 drill program. The two wells are currently producing 350 BOEPD. Logs and production rates from these initiatives have been provided to GLJ, our reservoir engineers for inclusion in the YE 2014 evaluation.

The Company owns a 99% working interest in these wells and is the project operator.

"The production additions have resulted in approximately 700 BOEPD net to the Company’s working interest at Woodrush. We will strive to maintain or increase this production base with two planned workovers on existing wells in 2015 and further adjustments to our system of waterflood pressure maintenance. The Fort St. John unit represents a continued growth opportunity for us as we strive to efficiently utilize the infrastructure and in place pipeline capacity owned by the Company. In the US, we plan to issue an update on our extensive Kokopelli development campaign in the near-term, where the Company will maintain a 25%WI, once the operator has completed the required expenditure to earn its interest, “ states Robert L. Hodgkinson, Chairman & CEO.

About Dejour Energy Inc.

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (43,500 net acres) and Peace River Arch regions (16,222 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
investor@dejour.com

or
Craig Allison, 914-882-0960
Investor Relations - New York
callison@dejour.com